Sunshine Biopharma, Inc.

1177 Avenue of the Americas, 5th Floor

New York , NY 10036

February 9, 2024

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Sunshine Biopharma, Inc.
Registration Statement on Form S-1
File No. 333-276817

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Sunshine Biopharma, Inc. hereby respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:30 p.m. Eastern Time, February 12, 2024, or as soon as practicable thereafter.

Very truly yours,

Sunshine Biopharma, Inc.

By:	/s/ Dr. Steve N. Slilaty
Dr. Steve N. Slilaty Chief Executive Officer